3-11-02



02007454

SECURIT[illegible] [illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39071

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2002 WASH. D.C. 143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CHELA TECHNOLOGY PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 EAST 59TH STREET, 24TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK J. MARRON (914) 632-8400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID M. BRICKMAN
(Name — *if individual, state last, first, middle name*)

6 EAST 43RD STREET, 19TH FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[illegible]

OATH OR AFFIRMATION

I, GILLES GADE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHELA TECHNOLOGY PARTNERS, LLC, as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

CONTENTS

DAVID M. BRICKMAN
CERTIFIED PUBLIC ACCOUNTANT

6 EAST 43RD STREET
NEW YORK, NEW YORK 10017

(212) 687-7215
FAX: (212) 370-4024

INDEPENDENT AUDITOR'S REPORT

To the Members
Chela Technology Partners, LLC

We have audited the accompanying statement of financial condition of Chela Technology Partners, LLC as of December 31, 2001, and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chela Technology Partners, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9, 10, 11, and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, NY
February 26, 2002

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 57,422
Investment securities owned, at market value	229,314
Furniture, fixtures, equipment, and leasehold improvements, at cost, less accumulated depreciation of $17,257 and accumulated amortization of $2,284	86,017
Interest receivable	3,117
Other receivable	533
Rent security deposit	29,410
Goodwill	25,000
	$ 430,813

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 26,500
MEMBERS' EQUITY	404,313
	$ 430,813

The accompanying notes are an integral part of these financial statements.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

REVENUES	
Advisory fees	$ 1,485,125
Management fees	66,000
Interest and dividends	7,896
Unrealized gains on investment securities	1,244
Total Revenue	1,560,265
EXPENSES	
Amortization	2,284
Bank charges	561
Broker training	840
Charity	1,050
Computer research	34,296
Consulting expenses	29,140
Conferences	9,179
Depreciation	2,357
Dues and subscriptions	8,997
Employee compensation	235,584
Insurance	30,466
Interest expense	265
Legal and professional fees	111,160
Lodging	5,408
Meals and entertainment	12,168
Occupancy	82,154
Office expenses	24,762
Payroll taxes	15,784
Payroll service	1,328
Postage and delivery	2,674
Printing	6,149
Premium amortization	298
Registration fees	375
Regulatory fees	7,438
Telephone	22,838
Travel and transportation	45,534
Total Expenses	693,089
Net Income before income taxes	867,176
Less: Provision for New York City Unincorporated Business Tax	36,663
NET INCOME	$ 830,513

The accompanying notes are an integral part of these financial statements.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 830,513
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	4,642
Premium amortization	298
Unrealized gains	(1,244)
(Increase) Decrease in:	
Interest receivable	(3,117)
Other receivable	152
Increase (Decrease) in:	
Accrued expenses	26,501
NET CASH PROVIDED BY OPERATING ACTIVITIES	857,745
CASH FLOWS FROM INVESTING ACTIVITIES	
(Increase) Decrease in:	
Purchase of securities	(228,370)
Rent security deposit	(14,410)
Purchase of furniture, equipment, and leasehold improvements	(54,624)
Goodwill	(20,000)
NET CASH USED BY INVESTING ACTIVITIES	(317,404)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' capital contributions	1,000
Members' capital withdrawals	(469,975)
Members' guaranteed payments	(140,000)
NET CASH USED BY FINANCING ACTIVITIES	(608,975)
DECREASE IN CASH	68,634
CASH AT JANUARY 1, 2001	126,056
CASH AT DECEMBER 31, 2001	$ 57,422
SUPPLEMENTAL CASH FLOW DISCLOSURES	
Income tax payments	$ 36,663
Interest payments	265

The accompanying notes are an integral part of these financial statements.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

BALANCE, BEGINNING OF YEAR	$ 182,775
NET INCOME	830,513
CONTRIBUTIONS BY MEMBERS	1,000
DISTRIBUTIONS TO MEMBERS	(469,975)
MEMBERS' GUARANTEED PAYMENTS	(140,000)
BALANCE, END OF YEAR	$ 404,313

The accompanying notes are an integral part of these financial statements.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - NATURE OF BUSINESS

Chela Technology Partners, LLC (a Limited Liability Company) was organized in the State of New York on August 16, 1999 and began operations on September 1, 1999. The Company provides investment banking services to the technology and emerging telecommunications sectors including mergers and acquisitions advice, corporate restructurings and recapitalizations, and capital raising. On September 1, 2001, Chela Technology Partners, LLC (the "Company") acquired 100% of the common stock of Camargue Corporation a broker-dealer which merged into the Company. As a result of the merger, the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all short-term, highly liquid instruments that are readily convertible to known amounts of cash and has an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ.

Property and Equipment

Depreciation and amortization is computed on a straight-line basis using estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the remaining term of lease or the useful life of the improvement utilizing the straight-line method.

Advisory Fees

The Company receives non-refundable monthly retainers from various clients as compensation for services rendered. In addition, upon the closing of a transaction, the Company receives as compensation a success fee usually determined as a percentage of the transaction amount.

Expense Reimbursements

The Company receives reimbursement from its clients for out-of-pocket expenses it incurs on their behalf. These amounts have been netted against the particular expense incurred. The amount of expense reimbursements received in 2001 is approximately $ 57,000.

NOTE 3 – INVESTMENT SECURITIES

Investment securities owned consist of the following:

Obligations of U.S. government	$ 153,667
Corporate bonds	75,646
	$ 229,313

NOTE 4 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2001 are as follows:

2002	$117,640
2003	117,640
2004	78,427

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2001, the Company's net capital computed in accordance with this rule was $253,056 as compared to a minimum requirement of $5,000; the ratio of aggregate indebtedness to net capital was .10 to 1.

NOTE 6 – RELATED PARTY TRANSACTIONS

During 2001, the Company received a total of $500,000 from one of its members as compensation for corporate finance advisory services rendered and the closing of a transaction.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

NET CAPITAL	
Members' Equity	$ 404,313
Less non-allowable assets	
Other receivables	533
Rent security deposit	29,410
Goodwill	25,000
Fixed assets	86,017
Total non-allowable assets	140,960
Net capital before securities haircuts	263,353
Haircuts	(8,818)
Undue concentration	(1,479)
NET CAPITAL	253,056
MINIMUM NET CAPITAL REQUIRED	
$5,000 or 6-2/3% of aggregate indebtedness of $26,501, whichever is greater	5,000
EXCESS NET CAPITAL	$ 248,056

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2001

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable to Chela Technology Partners, LLC at December 31, 2001.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2001

There are no items to report which would be a violation of Rule 15c3-3 requirement to reduce securities to possession or control. The reporting broker-dealer is exempt under (k)(2)(i) from Rule 15c3-3 in that it does not hold funds or securities for, or owe money or securities to customers.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2001

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 or the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 as reported in the accompanying auditor's report and as reported by Chela Technology Partners, LLC in Part IIA of Form X-17A-5 for the quarter ended December 31, 2001.

CHELA TECHNOLOGY PARTNERS, LLC

AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2001

DAVID M. BRICKMAN
CERTIFIED PUBLIC ACCOUNTANT
6 EAST 43RD STREET
NEW YORK, NEW YORK 10017

(212) 687-7215
FAX: (212) 370-4024

To the Members
Chela Technology Partners, LLC

In planning and performing our audit of the financial statements of Chela Technology Partners, LLC for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by rule 17a-5)g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited ma occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



New York, NY
February 26, 2002